UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Application of Northeast     )
Utilities Service Company,  )
The Connecticut Light and  )
Power Company, Public      )
Service Company of New     )			CERTIFICATE PURSUANT TO
Hampshire, Holyoke Water   )			RULE 24 UNDER THE PUBLIC
Power Company and          )			UTILITY HOLDING COMPANY ACT
Western Massachusetts      		  OF 1935
Electric Company           )
on Form U-1                )
(File No. 70-8641)         )


	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR. No. 26359; August 18,1995, File No. 70-8641)("Order").

	For the third quarter ended September 30, 1999, the revenues and expenses for each activity to be reported pursuant to the
Order are as follows.
              					        (Thousands
	ACTIVITY                  of Dollars)
	BROKERING:
	     Revenues		              NONE

	    	Expenses                NONE

	MARKETING:
     	Revenues:	           $  18,291

	     Expenses:
	         Purchased power	 $  13,649
	         Other	           $      76
	         Total	           $  13,725


SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ John  J. Roman

Vice President and Controller
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT 06141-0270
November  22, 1999